Correspondence

Navstar Media Holdings Inc.
26, Chaowai Road, Suite A2205,
Chaoyang District, Beijing, 100020, China

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn: Wilson K. Lee

Re:	Navstar Media Holdings, Inc. Form 10-KSB for the year ended December 31, 2005 Filed on 4/17/2006 File No. 000-50340

Mr. Lee:

        Set forth below are Navstar Media Holdings, Inc. (the “Company”), responses to the Staff’s comment letter dated May 10, 2006 with respect to the above referenced periodic reports of the Company. We have reproduced the Staff’s comments and have followed each comment with the Company’s response. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2

1.	Revise to include the audit opinion for the financial statements for the year ended December 31, 2004. Refer to Item 310.2 of Regulation S-B

Response: We have incorporated the opinion of Kempisty and Co. for the said financial statements.

Note 2 – Significant Accounting Policies

Economic and Political Risks, Pages F-9 – F-10

2.	Tell us what consideration you gave to disclosing any dividend restrictions, including restrictions of dividend payments between the parent and operating company, as discussed in Item 201(c) of Regulation S-B.

Response: We have inserted within the text of the disclosed Economic and Political Risks information concerning dividend restrictions and restrictions of dividend payments between the parent and operating company.

Revised Note 2

Note 2 —SIGNIFICANT ACCOUNTING POLICIES

Economic and Political Risks

The Company faces a number of risks and challenges since its assets are located in the PRC and its revenues are derived from its operations therein. The PRC is a developing country with an early stage market economic system, overshadowed by the state. Its political and economic systems are very different from the more developed countries and are in a state of change.

The PRC also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationships with other countries, including the United States. Such shocks, instabilities and crises may in turn significantly and negatively affect the Company’s performance.

The Company may also find it difficult to retrieve funds from its Chinese-based operations due to restrictions by the government of China on dividend payments from Chinese subsidiaries to a non-Chinese parent. Any inability to so transfer funds may make it difficult for the company to sufficiently fund the general and administrative costs associated with operating a public entity in the United States whose commercial operations exist solely in China.

Note 8 – Business Combinations, pages F-19 – F-20

3.	As of September 30, 2005, the Company had $1.25 million in goodwill. This goodwill no longer exists as of December 31, 2005. You state that agreements entered into in the fourth quarter of 2005 resulted in a write down of goodwill. Tell us how you reported the write down in the financial statements and your basis in GAAP for your treatment.

Response: Our company's stock price at the time of acquisition was projected (estimated) by our management, and yielded $1.25 million in goodwill as of 12/31/04. In preparing financial statements for the fiscal year ended 12/31/2005, the Company's management reevaluated the stock price used for the acquisition, in light of the lack of active trading and the absence of a market-determined price for the stock at the time of the acquisition. Under guidance of FASB 141, the Company opted to use the acquiree's book value as the best, verifiable estimate of purchase consideration. As result, the value of the stock issued and the cash consideration transferred were adjusted to be equivalent to the net book value of the acquired target, resulting in an offsetting write-down of both goodwill and paid in capital during the fourth quarter of 2005. There was no income statement effect from this change in valuation.

Note 11 – Infrequent item – Loss from Investment, page F-21

4.	At the end of 2005, the movie channel operation was eliminated. You have not presented this elimination as a discontinued operations as of December 31, 2005. Tell us how you considered paragraphs 41-43 of SFAS 144 in determining your accounting for the elimination of the movie channel operation.

Response: The movie channel contract that was curtailed is operated by one of the Company's major suppliers. According to that contract, our company had hoped to generate net revenues through sales of advertising airtime between movie clips. At the end of 2005, the Company decided to discontinue this sales contract, after an evaluation of the arrangement determined it to be an unprofitable endeavor. In consideration of the Commission's observations and comment, the company has revised its disclosures (Footnote 1 and MD&A discussion) relative to the ending of this contractual relationship to more accurately describe the curtailment of the selling of advertising airtime through that contract.

Revised MD&A:

OPERATING EXPENSE

Selling, general and administrative expenses for 2005 totaled $965,996 or 29.2% of net sales, compared to $126,905 or 9.9% for 2004. This increase in operating expense of $839,091 or 661% was due to two primary factors. First, we geared up the Company by hiring additional production and marketing staff to service a contractual commitment that has been terminated. That contract related to the sale of advertising in connection with a Movie Channel that has been operated by one of the Company’s suppliers. The ending of that contractual relationship at the end of 2005 allowed us to normalize cost, reduce staffing and reduce other production costs in excess of $200,000 per year. Second, a major customer is disputing our billings for a contracted service provided to them. Based on generally accepted accounting principals, we have written down the disputed amount of the receivable. We plan to pursue legal sanctions against the customer (an Agent of Universal Studios) for breach of contract. While we believe we have a strong case, the outcome of such a legal action can not be assured and we may not be able to collect much, if any more from this customer.

Additionally, administrative costs associated with being a public company and other expenses such as legal and auditing fees increased this past year. While the major causes of our operating loss have been addressed as of this analysis and we believe is associated with specific events, we will continue to aggressively find ways to reduce cost while addressing the rapidly expanding market for media in China. There can be no guarantee, however, that we will be successful in reducing such costs relative to our level of sales.

Revised Note 11

Note 11 – –LOSS OF MAJOR CONTRACT

At the end of 2005, HTM discontinued a contractual relationship with one of its major suppliers, after an evaluation of the arrangement determined it to be an unprofitable endeavor. The contract related to sales of advertising airtime in connection with a Movie Channel that has been operated by a PRC TV station. As a result of the discontinuance, HTM’s ongoing operating expenses will be reduced by approximately 50%. Management believes that HTM will now operate on a self – sufficient basis, with positive cash flows.

In connection with our response to the comments, we have caused the Form 10-KSB to be duly amended and filed as required. Should you have any further questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Jeff Spear
Jeff Spear
Chief Financial Officer
Navstar Media Holdings, Inc.

(585) 208 6349